Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31
	2011	2010	2009	2008	2007
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(266,131)	$(85,930)	$(71,069)	$(147,364)	$(126,911)
Plus: Fixed charges	174,182	159,169	161,512	177,324	88,558
Less: Interest expense capitalized	—	—	—	(19)	(160)
Less: Noncontrolling interests	(882)	(857)	(723)	(1,049)	(415)
Earnings (loss) from continuing operations, adjusted	$(92,831)	$72,382	$89,720	$28,892	$(38,928)

Fixed Charges:
Interest expensed and capitalized	$169,332	$155,181	$157,032	$173,181	$87,108
Estimated interest within rental expense	4,850	3,988	4,480	4,143	1,450
Total fixed charges	$174,182	$159,169	$161,512	$177,324	$88,558

Ratio of earnings to fixed charges	—	—	—	—	—

Shortfall	(267,013)	(86,787)	(71,792)	(148,432)	(127,486)